Exhibit 4
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For Immediate Release                                                5 July 2007


                                  Announcement
                              WPP Group plc ("WPP")


WPP was notified on 4 July 2007 under Rule DTR 3.1 of the Disclosure & Transparency Rules that on 29th June 2007, Sir Martin Sorrell gifted 134,288 ordinary shares in WPP to The JMMRJ Sorrell Foundation, a charity which has been established to provide benefits for educational institutions, cancer research and to make grants for general charitable purposes.

Following this gift, Sir Martin and his family interests are interested in or have rights in 13,608,027 shares representing 1.117% of the issued share capital of WPP.


Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com
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